EXHIBIT 99.42

CONSENT OF RÉJEAN SIROIS, P.ENG.
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Réjean Sirois
By: Réjean Sirois, P.Eng.

Dated: March 18, 2025